Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 Dated: March 18, 2024

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG info@magsilver.com

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

1.	INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the year ended December 31, 2023. It is prepared as of March 18, 2024 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2023 (“2023 Financial Statements”) together with the notes thereto which are available on the Canadian Securities Administrator’s System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated; references to C$ refer to Canadian dollars. The functional currency of the parent, its subsidiaries and its investment in Juanicipio (as defined herein), is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American, LLC both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America.

Cautionary Statements and Risk Factors

This MD&A contains forward-looking statements (as defined herein) which should be read in conjunction with the risk factors described in section “Risks and Uncertainties” and the cautionary statements provided in section “Cautionary Statements – Cautionary Note Regarding Forward-Looking Statements” at the end of this MD&A.

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including use of the capitalized terms “Mineral Resources” and “Mineral Reserves”, has been prepared in accordance with the requirements of, and imports the meaning of such terms as defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”), as applicable, and should be read in conjunction with the cautionary statements provided in section “Cautionary Statements – Cautionary Note for United States Investors” and “Cautionary Statements – Cautionary Note to Investors Concerning Estimates of Mineral Resources” at the end of this MD&A.

Qualified Persons

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., CPG, MAG’s Chief Exploration Officer and Gary Methven, P.Eng., Vice President, Technical Services; both are “Qualified Persons” for purposes of NI 43-101, Standards of Disclosure for Mineral Projects.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

2.	DESCRIPTION OF BUSINESS

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) investment in the 4,000 tonnes per day (“tpd”) Juanicipio mine (the “Juanicipio Mine” or “Juanicipio”), operated by Fresnillo plc (“Fresnillo”) (56%). The Juanicipio Mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project (as defined below) in Utah and the 100% owned Larder Project (as defined below), located in the historically prolific Abitibi region of Canada.

3.	HIGHLIGHTS – DECEMBER 31, 2023 & SUBSEQUENT TO THE YEAR END

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

✔	MAG reported net income of $48,659 ($0.47 per share) driven by income from Juanicipio (equity accounted) of $65,099 and Adjusted EBITDA[1] of $97,480 for the year ended December 31, 2023.

✔	MAG reported net income of $15,694 ($0.15 per share) driven by income from Juanicipio (equity accounted) of $21,069 and Adjusted EBITDA[1] of $29,787 for the three months ended December 31, 2023.

✔

A total of 346,766 tonnes of mineralized material at a silver head grade of 467 grams per tonne (“g/t”) was processed at Juanicipio during the fourth quarter (“Q4”). Milling performance for 2023 totalled 1,268,757 tonnes at a head grade of 472 g/t.

✔	Juanicipio achieved silver production of 4.5 million ounces during the fourth quarter. Silver production for 2023 totalled 16.8 million ounces.

✔

Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter was processed through the Saucito plant.

✔	Juanicipio delivered robust cost performance with cash cost[1] of $3.76 per silver ounce sold and all-in sustaining cost[1] of $9.17 per silver ounce sold in the fourth quarter.

✔

Juanicipio generated strong operating cash flow of $84,038 and free cash flow[1] of $61,993 in the fourth quarter. Operating cash flow and free cash flow[1] for 2023 totalled $145,064 and $60,814, respectively.

________________________

1 Adjusted EBITDA, total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Financial Statements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

✔	At the end of the year, Juanicipio held cash balances of $42,913, representing an increase of $41,811 over 2022, driven by strong operating cash flows.

✔	Juanicipio returned a total of $18,765 in interest and loan principal repayments to MAG during the fourth quarter. Interest and loan principal repayments returned to MAG during 2023 totalled $33,354.

✔	MAG concluded a $40,000 senior secured revolving credit facility with the Bank of Montreal (the “Credit Facility”) on October 4, 2023.

✔	Effective June 20, 2023, MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF.

CORPORATE

✔

In September the Company published its second annual sustainability report underscoring its commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2022 year. The 2022 sustainability report is supported by the MAG Silver 2022 ESG Data Table which discloses MAG’s historical ESG performance data. MAG’s 2022 sustainability report and MAG Silver 2022 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/#reports/[1].

✔

During early 2024, as part of the Company’s longer term succession planning, Dr. Lex Lambeck was promoted to the position of Vice President, Exploration. Lex has been the project manager for the Deer Trail Project in Utah since it was acquired by MAG in 2019, led by Dr. Peter Megaw. Lex’s leadership was instrumental in the application of the “Hub and Spoke” thesis at Deer Trail as well as the Carissa discovery demonstrating his strong skills in generative exploration in district scale settings which will be invaluable in overseeing the Company’s portfolio of exploration properties, including exploration at Juanicipio.

✔

Marc Turcotte, with his almost 10 years experience at MAG as Vice President, Corporate Development, was promoted to the position of Chief Development Officer. In this broader executive role, Marc will leverage his proven track record in identifying unique situations to zero-in-on and assess inorganic growth opportunities aligned with the Company's commitment to continued Tier-1 growth and expansion. Marc was the architect of the consolidation of the Deer Trail project in Utah as well as the catalyst behind the acquisition of Gatling Exploration which brought the Larder project into MAG’s portfolio of high quality, high impact exploration properties.

✔

Tom Peregoodoff was appointed to the Board of Directors of MAG effective January 1, 2024. Mr. Peregoodoff will fill the vacancy to be created by the planned retirement in June 2024 of Dan MacInnis, who does not plan to seek re-election at the Company’s 2024 annual general meeting of shareholders. Tom brings with him over 30 years of industry knowledge and leadership and has extensive experience in all aspects and stages of the global mining business, specializing in mineral exploration.

____________________

1 Information contained in or otherwise accessible through the Company’s website, including the 2022 sustainability report and MAG Silver 2022 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

EXPLORATION

✔	Juanicipio:

●

Infill drilling at Juanicipio continued in 2023, with one rig on surface and one underground with the goal of upgrading and expanding the Valdecañas Vein System at depth and further defining areas to be mined in the near to mid-term.

●

During 2023, 13,273 metres (three months ended December 31, 2023: nil metres) and 22,015 metres (three months ended December 31, 2023: 6,686 metres), were drilled from surface and underground respectively. Drilling for the year, both surface and underground, was infill in nature and continues to confirm defined mineralization.

✔	Deer Trail Project, Utah:

●

Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

●

On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

●	During 2023, 5,525 metres (three months ended December 31, 2023: 1,609 metres) were drilled at high elevation with final results and interpretation pending.

✔	Larder Project, Ontario:

●

On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During 2023 17,504 metres were drilled at Swansea, Cheminis and Bear.

●

Cheminis Success: The magnetotellurics (“MT”) survey carried out in the summer of 2023 enabled modelling of the south volcanic gold zone at Cheminis and is proving to be applicable elsewhere across the property. Drilling in three successive Cheminis drillholes (GAT-23-019, 020A, and 021B, see Table 1 below) intersected grades of 1.1 to 20.3 g/t gold over core lengths of 0.6 - 11.1 metres demonstrating continuity. This also extended the gold-hosting mine sequence down to 700 metres below surface, more than 370 metres below the deepest workings in this portion of the Cadillac-Larder Break. Incorporating these results into the model should enhance predictability in follow-up drilling.

●

Bear Success: Increased predictability has led to continued success and further definition of the North Bear zone, especially in hole GAT-23-022NA (see Table 1 below) which cut 5.1 metres grading 4.6 g/t gold (including a high-grade zone of 1.4 metres grading 16.2 g/t gold). These intercepts extend gold mineralization to 650 metres below surface, and it remains open in all directions.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Table.1: 2023 Larder Drillholes Highlights

Hole ID	From (m)	To (m)	Length (m)[1]	Gold (g/t)	Lithology	Target/Zone
GAT-23-019	767.00	776.50	9.50	2.1	Mafic Volcanics	South Cheminis Mine Sequence Zone
Including	767.40	768.80	1.40	5.1	South Volcanics	South Cheminis Mine Sequence Zone
Including	767.80	768.00	0.30	11.0	South Volcanics	South Cheminis Mine Sequence Zone
and	945.00	955.00	10.00	1.1	Green Komatiites	North Cheminis Zone
Including	946.00	949.50	3.50	2.1	Green Komatiites	North Cheminis Zone
GAT-23-020A	605.30	605.90	0.60	9.4	Quartz Vein & South Volcanics	South Cheminis Zone
and	672.90	678.80	5.90	3.5	Komatiite-Syenite Contact	North Cheminis Zone
Including	676.30	678.80	2.50	6.3	Komatiite-Syenite Contact	North Cheminis Zone
Including	678.30	678.80	0.50	20.3	Green Komatiite-Syenite Contact	North Cheminis Zone
GAT-23-021B	757.40	768.50	11.10	3.2	Brecciated South Volcanics with Graphite	South Cheminis Mine Sequence Zone
Including	766.00	768.00	2.00	10.2	South Volcanics	South Cheminis Mine Sequence Zone
GAT-23-022NA	784.60	785.50	0.90	6.0	Green Komatiites	North Bear Zone
and	789.50	794.60	5.10	4.6	Green Komatiite with Graphite	North Bear Zone
Including	790.30	791.70	1.40	16.2	Quartz Vein with Graphite	North Bear Zone
Including	791.20	793.70	0.50	33.8	Quartz Vein with Graphite	North Bear Zone
and	939.50	940.20	0.70	5.7	South Volcanics	South Bear Zone

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

4.	RESULTS OF JUANICIPIO

MAG owns 44% of Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), a company incorporated under the laws of Mexico, which owns Juanicipio. Fresnillo is the project operator and holds the remaining 56%. On December 27, 2021, for various business reasons, the Company and Fresnillo incorporated Equipos Chaparral, S.A. de C.V. (“Equipos Chaparral”) in the same ownership proportions as Minera Juanicipio for the purpose of holding the Juanicipio plant and mining equipment to be leased to Minera Juanicipio. Minera Juanicipio and Equipos Chaparral, are collectively referred to herein as “Juanicipio” or the “Juanicipio Mine”.

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted. The Company’s attributable equity interest in Juanicipio is 44%. As the second half of 2023 represents the first two full quarters of commercial production, comparative information presented below together with associated per unit values, where applicable, are not directly comparable.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months and years ended December 31, 2023 and 2022, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022

Metres developed (m)	3,875	2,917	14,864	12,999

Material mined (t)	316,644	225,752	1,097,289	792,693
Material processed (t)	346,766	165,786	1,268,757	646,148

Silver head grade (g/t)	467	415	472	520
Gold head grade (g/t)	1.37	1.32	1.27	1.39
Lead head grade (%)	1.35%	0.84%	1.14%	0.90%
Zinc head grade (%)	2.44%	1.60%	2.05%	1.72%

Silver payable ounces (koz)	4,151	1,826	15,318	8,697
Gold payable ounces (koz)	9.15	4.90	31.73	20.27
Lead payable pounds (klb)	8,675	2,332	25,862	9,892
Zinc payable pounds (klb)	13,533	3,688	36,881	14,898

a)	Health and Safety

During the three months and year ended December 31, 2023, the Total Reportable Injury Frequency Rate (which includes the Lost Time Injury and medical treatment or first aid cases reported per 1,000,000 hours worked) was 12.2 and 16.4 respectively (three months and year ended December 31, 2022: 16 and 15.6 respectively) and the Total Lost Time Injury Frequency Rate was 8.1 and 10.5 respectively (three months and year ended December 31, 2022: 8.7 and 7.5 respectively).

On December 31, 2023 there were 2,081 employees and contractors working at Juanicipio (526 employees and 1,555 contractors), for total hours worked of 1,233,800 and 4,759,200, for the three months and year ended December 31, 2023, respectively.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

b)	Mining

During the three months and year ended December 31, 2023 a total of 316,644 and 1,097,289 tonnes of mineralized material were mined, respectively. This represents an increase of 40% over Q4 2022 and 38% over 2022. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the milling facility.

Due to the poor rock quality on the western section of the upper Valdecañas Vein, cut and fill has been chosen as the mining method for the higher levels in this section. Several longhole stopes have been in operation for the past year, and this is the preferred mining method through the main central section and eastern side of the Valdecañas Vein, and ultimately the west side as well, once ground conditions improve with depth.

c)	Processing

During the three months and year ended December 31, 2023 a total of 346,766 and 1,268,757 tonnes of mineralized material, respectively, were processed through the Juanicipio, Saucito and Fresnillo plants. This represents an increase of 109% over Q4 2022 and 96% over 2022. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up. As reported by the operator, Fresnillo, the Juanicipio processing facility achieved nameplate capacity of 4,000 tpd during September 2023 with silver recovery consistently above 88%. Juanicipio continued to capitalize on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during the fourth quarter was processed through the Saucito plant.

The average silver head grade for the mineralized material processed in the three months and year ended December 31, 2023 was 467 g/t and 472 g/t respectively (three months and year ended December 31, 2022: 415 g/t and 520 g/t, respectively).

d)	Underground Development

Total underground development to December 31, 2023 is approximately 75 km (46.5 miles), including 3.88 km (2.41 miles) and 14.86 km (9.23 miles) completed during the three months and year ended December 31, 2023, respectively. Underground mine infrastructure is well advanced and development continues to focus on:

●	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein System;
●	making additional cross-cuts through the vein system and establishing mining stopes; and
●	integrating additional ventilation and other associated underground infrastructure.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

e)	Total cash costs and AISC

The following table provides a summary of the total cash costs1 and all-in sustaining costs1 (“AISC”) of Juanicipio for the three months and years ended December 31, 2023, and 2022.

Key mine performance data of Juanicipio (100% basis)	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022

Total operating cash costs (1)	14,180	12,754	88,080	40,522
Operating cash cost per silver ounce sold ($/oz) (1)	3.42	6.99	5.75	4.66

Total cash costs (1)	15,594	12,827	93,025	40,871
Cash cost per silver ounce sold ($/oz) (1)	3.76	7.03	6.07	4.70

All-in sustaining costs (1)	38,041	31,522	158,151	83,463
All-in sustaining cost per silver ounce sold ($/oz) (1)	9.17	17.27	10.32	9.60

f)	Exploration Update

The 2023 Juanicipio exploration program expenditures totalled $7,575 (three months ended December 31, 2023: $1,454), for drilling designed to expand and convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources and to explore other parts of the Juanicipio concession. During the year, 13,273 metres (three months ended December 31, 2023: nil metres) and 22,015 metres, (three months ended December 31, 2023: 6,686 metres) were drilled from surface and underground respectively. The 2023 surface drill program was completed during Q3 2023. Drilling focused on infilling the Valdecañas Vein System including the Anticipada, Pre-Anticipada and Venadas structures.

________________________

1 Total operating cash costs, operating cash cost per ounce, total cash costs, cash cost per ounce, all-in sustaining costs, and all-in sustaining cost per ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of this MD&A for a detailed reconciliation of these measures to the 2023 Financial Statements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months and years ended December 31, 2023 and 2022.

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
Sales	130,985	45,881	442,288	215,736
Cost of sales:
Production cost	(46,100)	(15,877)	(171,830)	(61,985)
Depreciation and amortization	(21,474)	(5,861)	(68,475)	(20,913)
Gross profit	63,412	24,143	201,983	132,838
Consulting and administrative expenses	(9,653)	(4,336)	(18,768)	(8,436)
Extraordinary mining and other duties	(1,413)	(73)	(4,945)	(349)
Interest expense	(4,609)	(1,188)	(18,524)	(2,298)
Exchange losses and other	(523)	(7,056)	(2,937)	(5,160)
Net income before tax	47,214	11,490	156,809	116,595
Income tax expense	(3,940)	(6,247)	(27,381)	(26,348)
Net income (100% basis)	43,274	5,243	129,428	90,247
MAG’s 44% portion of net income	19,041	2,307	56,948	39,709
Interest on Juanicipio loans - MAG's 44%	2,028	570	8,150	1,058
MAG’s 44% equity income	21,068	2,877	65,099	40,767

Year ended December 31, 2023

Sales increased by $226,552 during the year ended December 31, 2023, mainly due to 84% higher metal volumes and 5% higher realized metal prices.

Offsetting higher sales was higher depreciation ($47,561) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($109,845) which was driven by higher sales and operational ramp-up in mining and processing, including $44,027 in inventory movements as commissioning stockpiles were drawn down.

Other expenses increased by $28,932 mainly as a result of higher extraordinary mining and other duties ($4,596) related to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($10,332) as an operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”), and higher interest incurred on shareholder loans ($16,227) which were completely expensed during 2023, whereas being only partly expensed with the rest capitalized to construction in progress during 2022.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Taxes increased by $1,033 impacted by deferred tax charges associated with fixed assets as well as higher taxable profits generated during the period.

Mineralized Material Processed at Juanicipio, Saucito and Fresnillo Plants (100% basis)

Year Ended December 31, 2023 (1,268,757 tonnes processed)				Year Ended December 31, 2022
Payable Metals	Quantity	Average Price $	Amount $	Amount $
Silver	15,317,765 ounces	23.66 per oz	362,457	188,722
Gold	31,735 ounces	1,978.07 per oz	62,774	36,958
Lead	11,731 tonnes	0.96 per lb.	24,746	9,380
Zinc	16,729 tonnes	1.15 per lb.	42,496	23,398
Treatment, refining, and other processing costs (2)			(50,185)	(42,722)
Sales			442,288	215,736
Production cost			(171,830)	(61,985)
Depreciation and amortization (1)			(68,475)	(20,913)
Gross Profit			201,983	132,838

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Three months ended December 31, 2023

Sales increased by $85,104 during the three months ended December 31, 2023, mainly due to 143% higher metal volumes and 5% higher realized metal prices.

Offsetting higher sales was higher depreciation ($15,613) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($30,223) which was driven by higher sales and operational ramp-up in mining and processing, including $11,968 in inventory movements.

Other expenses increased by $3,545 mainly as a result of higher extraordinary mining and other duties ($1,340) in relation to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($5,317) as the Operator Services Agreement became effective upon initiation of commercial production, and higher interest incurred on shareholder loans ($3,421) which were completely expensed during the three months ending December 31, 2023, whereas being only partly expensed with the rest capitalized to construction in progress during the three months ending December 31, 2022, offset by lower exchange losses ($6,533).

Outweighing higher taxable profits for the period, taxes decreased by $2,307 impacted by deferred tax charges associated with fixed assets.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Mineralized Material Processed at Juanicipio and Saucito Plants (100% basis)

Three Months Ended December 31, 2023 (346,766 tonnes processed)				Three Months Ended December 31, 2022
Payable Metals	Quantity	Average Price $	Amount $	Amount $
Silver	4,150,584 ounces	24.14 per oz	100,186	41,235
Gold	9,146 ounces	2,066 per oz	18,900	9,061
Lead	3,935 tonnes	0.94 per lb.	8,146	2,184
Zinc	6,138 tonnes	1.14 per lb.	15,476	4,975
Treatment, refining, and other processing costs (2)			(11,723)	(11,574)
Sales			130,985	45,881
Production cost			(46,100)	(15,877)
Depreciation and amortization (1)			(21,474)	(5,861)
Gross Profit			63,412	24,143

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

Cash Flow Results

The following table provides a summary of cash flows for Juanicipio on for the three months and years ended December 31, 2023 and 2022:

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
	$	$	$	$
Cash provided by (used in):
Operating activities	84,038	7,624	145,064	129,261
Investing activities	(21,741)	(34,736)	(83,393)	(155,758)
Financing activities	(42,997)	9,388	(19,906)	8,440
Impact of foreign exchange on cash and cash equivalents	178	650	46	186
Increase (decrease) in cash and cash equivalents during the period	19,479	(17,074)	41,810	(17,870)
Cash and cash equivalents, beginning of period	23,434	18,176	1,102	18,972
Cash and cash equivalents, end of period	42,913	1,102	42,913	1,102

a)	Cash flows from operating activities

During the year ended December 31, 2023, cashflow from operating activities increased by $15,803 as a result of higher operating margin driven by higher throughput and realized prices. This was offset by payments made to extinguish substantial 2022 tax and mining duty obligations (increase of $63,521 in income tax payments and $8,785 in mining duty tax payments).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the three months ended December 31, 2023, cashflow from operating activities increased by $76,414 due to higher operating margins driven by higher throughput and realized prices.

b)	Cash used in investing activities

During the year and three months ended December 31, 2023, the net cash used in investing activities decreased by $72,364 and $12,995, respectively. This decrease was mainly driven by lower initial capital development expenditures of $86,320 and $23,617, respectively, as the project progressed from the construction and development phase in 2022 to the commissioning and operational ramp-up phase in 2023.

c)	Cash from (used in) financing activities

During the year ended December 31, 2023, net cash used in financing activities increased by $28,347 due to $58,441 (December 31, 2022: $255) of loan repayments and $17,409 (December 31, 2022: $9,460) of loan interest payments to shareholders, offset by a $56,800 (December 31, 2022: $18,500) cash injection from shareholders (mainly to extinguish substantial tax and mining duty obligations, as mentioned above in a) Cash flows from operating activities).

During the three months ended December 31, 2023, net cash used in financing activities increased by $52,385 due to $38,441 (three months ended December 31, 2022: nil) of loan repayments and $4,251 (three months ended December 31, 2022: $8,903) of loan interest payments to shareholders, offset by a nil (three months ended December 31, 2022: $18,500) cash injection from shareholders.

d)	Liquidity position

With the plant completed and commercial production declared on June 1, 2023, all major construction activities have now been completed and Juanicipio is demonstrating its ability to sustain nameplate production levels. Going forward, cash flow from ongoing operations, along with the cash held by Juanicipio at December 31, 2023 of $42,913 on a 100% basis, are expected to fund ongoing requirements.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

5.	DEER TRAIL PROJECT

BACKGROUND AND HISTORY

MAG executed an option agreement (the “Deer Trail Agreement”) effective December 20, 2018 to acquire and consolidate 100% of the historic Deer Trail mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The Deer Trail Project includes a mixture of patented and unpatented claims totaling approximately 6,500 hectares (“ha”). The counterparties to the Deer Trail Agreement contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the project operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the counterparties retaining a 2% net smelter returns royalty. In order to earn in 100%, MAG must make a total of $30,000 in escalating annual exploration expenditures ($27,008 expended to December 31, 2023) and $2,000 in advanced royalty payments ($850 paid to December 31, 2023), both over the 10-year term of the Deer Trail Agreement, by December 2028. All minimum obligatory commitments under the Deer Trail Agreement have been satisfied.

The Company believes that the Deer Trail Project is a silver-rich CRD related to one or more porphyry intrusive centres. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technologies to the search for an entire suite of mineralization systems expected to occur on the property.

MAG’s exploration focus is to seek the source of the historically mined high-grade silver-lead-zinc-copper-gold Deer Trail manto in the thick, high-potential Redwall Limestone host rock sequence that lies just below the interlayered sedimentary and limestone section that hosts the historical Deer Trail mine mineralization. Based on this concept, and the recognition of apparent “feeder” structures to mineralization in the Deer Trail mine, three surface holes totaling 3,927 metres were drilled in 2021’s Phase 1 program (see Press Release September 7, 2021 under the Company’s SEDAR+ profile at www.sedarplus.ca). These three holes successfully fulfilled all three initial objectives by:

1)          Confirming that the thick section of regionally known Redwall Limestone and other favorable carbonate host rocks continues below the Deer Trail mine;

2)          Confirming and projecting two suspected mineralization feeder structures to depth; and

3)          Intercepting high-grade mineralization related to those structures in host rocks beneath the limits of historical drilling.

A follow-up Phase 2 program was completed in Q1 2023, and included 12,157 metres in total, results were reported on January 17, 2023 and August 3, 2023 (see news releases dated January 17, 2023 and August 3, 2023 available under the Company’s SEDAR+ profile at www.sedarplus.ca). Highlights include:

■

Carissa Zone Discovery: by far the most widespread mineralization and strongest alteration drilled on the property were cut by “Carissa Discovery” holes DT22-09 and 10. Both holes cut several hundred metres of progressively increasing Argentiferous (silver-bearing) Manganese-Oxide Mineralization (“AMOM”), marble and skarn before entering zones of distinctive silver-copper-zinc bearing sulfide “lacing”, in turn cut by zones of pervasively mineralized skarn.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

■

DT22-09 intercepted 273.8 metres of distinctive sulfide lacing (mineralization) averaging 12 g/t silver, 0.2% copper, 0.1% lead and 0.2% zinc, with individual sulphide bands grading 59-266 g/t silver, 0.2-5.5% copper, 0.1-1.5% lead, 0.1-5.2% zinc and trace-1.5 g/t gold.

■	The lacing zone in hole DT22-09 is preceded by hundreds of metres of progressively zoned AMOM, marble and mineralized garnet-pyroxene-magnetite skarn.

■	DT22-10 cut the same progression of alteration as DT22-09 over 115.6 metres before being lost in sulphide lacing mineralization.

■

DT22-11: drilled 400 metres north of Carissa discovery cut a 23.5 metre zone of multiple stacked semi-massive sulfide mantos, the best of which grades 150 g/t silver, 1.1 g/t gold, 0.8% copper, 4.9% lead and 4.1% zinc over 5.0 metres.

■	DT22-12: drilled 800 metres northwest of Carissa cut 33.0 metres grading 0.6 g/t gold encompassing four high-grade gold zones the best of which ran 6.1 g/t gold over 1.5 metres.

■	DT22-13: Drilled 1.7 kilometre southeast of the Carissa cut six strong copper-gold bearing structures, the best of which graded 2.2 g/t gold and 2.1% copper over 4.2 metres.

■

Mineralization intercepted in holes DT22-05 through 08 within the Deer Trail mine corridor differs compositionally and geologically from those observed at Carissa, indicating they were likely fed along a separate mineralization pathway from those responsible for Carissa.

■

The overall results continue to reinforce MAG’s CRD exploration model and suggest multiple mineralization channel-ways extend from the inferred Deer Trail Mountain porphyry center. Multiple fluid channel-ways are a characteristic of many major CRD systems. The distinctly different mineralization styles of the separate zones are hallmark indicators of a significant, long-lived, multi-stage CRD, potentially sourced from a productive Porphyry Copper-Molybdenum intrusive center. Results obtained provide strong support for Phase 3 drilling, to seek that porphyry center.

■

A comprehensive data review was conducted in Q2 2023 following the completion of Phase 2 drilling which included revisiting previous holes, relogging of historic holes and interpretation/target generation. The result of this review has opened a number of new targets and solidified the 3 targets of the Phase 3 drilling campaign.

On May 29, 2023 MAG started the Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. During 2023, 5,525 metres (three months ended December 31, 2023: 1,609 metres) were drilled at high elevation with final results and interpretation pending. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Deer Trail Project:

	December 31,	December 31,
	2023	2022
	$	$
Deer Trail
Option and other payments	275	210
Total acquisition costs	275	210
Geochemical	590	422
Camp and site costs	875	713
Drilling	3,959	6,255
Geological consulting	1,185	964
Geophysics	120	325
Land taxes and government fees	213	232
Legal, community and other consultation costs	343	303
Travel	190	167
Total for the year	7,750	9,591
Balance, beginning of year	19,565	9,974
Total Deer Trail Project cost	27,315	19,565

6.	LARDER PROJECT

BACKGROUND AND HISTORY

On March 11, 2022, the Company entered into a definitive arrangement agreement with Gatling Exploration Inc. (“Gatling”) to acquire all of the issued and outstanding common shares of Gatling with the issuance of common shares of the Company and the advancement of a C$3,000 convertible note receivable. On May 20, 2022, the Company completed the acquisition of Gatling by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Gatling Transaction”), pursuant to which Gatling became a wholly-owned subsidiary of the Company and the Company thereby acquired a 100% interest in the Larder project located in the historically prolific Abitibi greenstone belt in Northern Ontario, Canada (the “Larder Project”). Under the terms of the Gatling Transaction, each former Gatling shareholder received 0.0170627 of a common share of the Company in exchange for each share of Gatling held immediately prior to the Gatling Transaction. Holders of options and warrants to acquire common shares of Gatling received replacement options and warrants, respectively, entitling the holders thereof to acquire common shares of the Company, based on, and subject to, the terms of such options and warrants of Gatling, as adjusted by the plan of arrangement.

MAG issued a total of 774,643 common shares in connection with the Gatling Transaction. The Company also issued 43,675 replacement stock options and 53,508 replacement warrants. A portion of the liabilities of Gatling related to change of control payments to Gatling executive management was settled by the issuance of 63,492 shares of the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Through the acquisition of Gatling in 2022, the Company acquired 100% of the Larder Project in Ontario, for which the Company recognized $15,187 in exploration and evaluation assets.

Identified assets acquired and liabilities assumed	$

Assets
Cash and cash equivalents	89
Receivables, prepaids and deposits	115
Exploration and evaluation assets	15,187
Total Assets	15,391

Liabilities
Accounts payables and accrued liabilities	1,315
Lease liabilities	37
Total Liabilities	1,352

Net assets acquired	14,039

The Company has determined that the Gatling Transaction did not meet the definition of business combination under International Financial Reporting Standards (“IFRS”) 3 – Business Combinations and accordingly, has been accounted for as an asset acquisition.

The Larder Project hosts three gold zones along the Cadillac-Larder Break, 35 km east of Kirkland Lake and is comprised of patented and unpatented claims, leases and mining licenses of occupation within the McVittie and McGarry townships. The concessions associated with the Larder Project are all in good standing with various underlying obligations or royalties associated with individual mineral claims and varying payments upon a production announcement. MAG retained the Larder Project exploration team and has since added to it.

The Larder property includes several known shear-hosted (“orogenic”) gold mineralization centres located along approximately 8.7 km of strike length of the greater than 250 km long Cadillac-Larder Break, an historically highly productive regional first-order shear structure. MAG is applying an integrated district-scale exploration model and modern technology to the search for large-volume, high-grade gold mineralization of the style known to occur throughout the Abitibi region and along neighboring segments of the Cadillac-Larder Break. MAG’s technical team believe that a combination of systematic surface-based exploration combined with geophysics should uncover numerous targets in this highly gold mineralized region.

Unlike in many other shear-hosted gold deposits, where mineralization occurs principally along second or third-order structures splaying off a first-order structure, the Larder segment of the Break also has concentrated ore shoots along the first-order structure. This relationship appears similar to that in well-known neighbouring and nearby gold camps along the Break such as the Kerr-Addison mine (approximately 5 km to the east) and the Kirkland Lake district (approximately 35 km to the west). The Larder segment lacks systematic exploration, especially to depths below 500 metres on the main Break, so MAG will be focusing initial efforts along the Break proper. Subsequent focus will include exploration of the many known and geophysically indicated, 2nd and 3rd order structures that occur throughout the balance of the sparsely explored claim package. The Kir Vit prospect within the Larder claim package is the most advanced of these and appears hosted by the same structure as the Upper Beaver mine owned by Agnico Eagle Mines Limited currently awaiting a construction decision a few kilometres to the west.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Larder property has numerous non-technical advantages. It lies in a mining-friendly jurisdiction with a very long history of mining. There are First Nation agreements in place, with positive ongoing dialogue. No significant environmental legacies are known. Infrastructure (electrical, gas, highway, water) and access are excellent; exploration costs are relatively low; experienced labour is readily available in the area; and permitting is streamlined, predictable and timely. Importantly, many initial targets can be drilled from existing permitted pads.

MAG anticipates that the mineralization style and characteristics of this property may be similar to neighbouring major camps. No assurance of this can be made however, and readers are cautioned that, as the Company’s exploration and drilling programs at the Larder Project advance, results may prove to be materially different from those characterizing adjacent properties.

MAG initiated a comprehensive data review and initial drilling campaign in the second half of 2022. The drilling program was focused below and lateral to previously identified mineralization. During Q1 2023, MAG drilled 7 holes (4,562 metres total) at Swansea over a strike length of 700 metres to test geophysical targets and ultimately assess the potential for a major gold discovery in this otherwise underexplored region of the property. All holes drilled at Swansea intercepted multiple geological and structural zones associated with gold mineralization with 6 of 7 holes having intercepts over 1 g/t gold, proving the high potential for a discovery in this area.

Following the Swansea drill testing, the Larder team paused drilling and commenced a property-wide re-examination of all existing technical data which included review of all historical drilling, selective relogging, re-assaying of all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets are now undergoing systematic reinterpretation to build a unified project model for developing a pipeline of well-defined drill targets. Drill targets were derived by incorporating new geophysical, geological and geochemical data with a property-wide re-examination of all existing technical data and concepts. This produced new models resulting in the identification of numerous structural and lithological targets associated with known gold mineralization on the property. The team has amassed a large inventory of identified targets to drill.

On July 12, 2023 drilling resumed at the Larder Project to test identified targets on the Cheminis and Bear areas by end of the year. During 2023, 8,305 metres (three months ended December 31, 2023: 3,529 metres) were drilled at Cheminis and a second drill rig was commissioned in Q4 to drill the Bear target where 3,645 metres were drilled (see ‘Table 1 from Highlights – Exploration’ section above for associated results).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and December 31, 2022, the Company has incurred the following exploration and evaluation expenditures on the Larder Project:

	December 31,	December 31,
	2023	2022
	$	$
Larder project
Acquisition	-	15,187
Option and other payments	-	19
Total acquisition costs	-	15,206
Geochemical	1,117	112
Camp and site costs	772	127
Drilling	2,402	1,232
Geological consulting	1,764	450
Geophysics	1,074	314
Land taxes and government fees	43	19
Legal, community and other consultation costs	347	176
Travel	109	58
Total for the year	7,628	17,694
Balance, beginning of year	17,694	-
Total Larder Project cost	25,322	17,694

7.	OUTLOOK

Juanicipio Outlook

Substantially all material mined at Juanicipio is now being processed through the Juanicipio processing facility, with the resulting lead (silver-rich) and zinc concentrates treated at market terms under offtake agreements with Met-Mex Peñoles, S.A. de C.V. (an affiliate of Fresnillo). The Operator Services Agreement became effective upon the declaration of commercial production, whereby Fresnillo and its affiliates will continue to operate the mine for a fee of $13,000 per annum. With the plant operating at nameplate capacity, the focus is now on ongoing cost and operational optimization.

As reported by Fresnillo, Juanicipio’s operator, silver head grade at Juanicipio is expected to range between 380 g/t and 420 g/t for 2024. In 2024 the processing facility is expected to operate at an average of 4,000 tonnes per operating day at a planned availability of 91%.

MAG remains on schedule to publish its updated technical report on Juanicipio by the end of Q1 2024, providing more definitive guidance and solidifying the outlook for the Juanicipio Mine.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Deer Trail Outlook

On May 29, 2023, MAG started a Phase 3 drilling program designed to test the mineralization of porphyry “hubs” inferred to underlie Mt. Brigham and Deer Trail Mountain. The first hole tested the Alunite Ridge target on the south slope of Mt. Brigham, followed by the Deer Trail Mountain target. These porphyry “hub” targets are defined by extensive surface work showing strong coincident geochemical, geophysical and alteration anomalies. These “hubs” are thought to be the source of the fluids that created the Deer Trail Project area’s manto, skarn and epithermal vein mineralization and pervasive alteration seen throughout the Deer Trail Project area including the Deer Trail and Carissa zones. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which is expected to be drilled next season and drilling has shifted to offset the Carissa zone discovery holes, follow up other well-mineralized intercepts and test entirely new targets identified by recent geophysical surveys and soil surveys. The planned 2024 exploration program at Deer Trail includes a total of 7,500 metres of drilling.

Larder Project Outlook

The planned 2024 exploration program at the Larder Project includes drilling a minimum of 35,000 metres with multiple rigs. Targets include 2nd and 3rd order structures that have been identified from the 2023 target generation program (geophysical, geochemical, and geological) as well as continuing to expand known zones at the Fernland, Cheminis and Bear zones. Additional geophysical surveys and field programs are expected to be completed in 2024 to add additional targets to the already rich pipeline portfolio.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

8.	SELECTED ANNUAL AND QUARTERLY INFORMATION

Selected Annual Information

The following table summarizes selected financial data for the Company’s three most recently completed financial years. The information set forth below should be read in conjunction with the 2023 Financial Statements and related notes thereto. All figures are reported in accordance with IFRS.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	$	$	$
Income from equity accounted investment in Juanicipio	65,099	40,767	15,686
Interest income (1)	2,594	630	174
General and administrative expenses	13,594	12,352	11,361
Net income (2)	48,659	17,644	6,025
Net income per share	0.47	0.18	0.06
Diluted net income per share	0.47	0.18	0.06
Total assets (3)	520,530	407,829	372,372
Non-current liabilities (4)	8,982	3,470	3,241
Dividends (5)	Nil	Nil	Nil

Notes:
(1)	The Company’s only source of interest income during the years ended December 31, 2021, 2022 and 2023 was interest on cash and term deposits held by the Company. The amount of interest earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates. Pre-production and post commercial production revenues earned in Juanicipio where MAG owns a 44% interest, are recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Investment in Juanicipio’ above).

(2)	The Company’s normal course of business is to explore, evaluate and develop its mineral properties as appropriate. The income variation from year to year above reflects, amongst other things, MAG’s income from its equity accounted investment in Juanicipio of $65,099 in 2023, compared to $40,767 and $15,686 in 2022 and 2021 respectively, the periodic impairment of exploration and evaluation assets (a non-cash charge) of nil in 2023 ($10,471 in 2022 and nil in 2021), and share based payment expense (a non-cash charge).

(3)	Included in ‘Total assets’ at the end of 2023, the Company held $68,707 in cash, compared to $29,955 at December 31, 2022 and $56,748 at December 31, 2021. Two bought deal financings totaling $59,691 in aggregate gross proceeds were completed in 2023, no financings were completed in 2022, and a bought deal financing for gross proceeds of $46,151 was completed in 2021. Also included in ‘Total assets’ at the end of 2023, the Company’s investment in Juanicipio totalled $394,622 compared to $338,316 and $291,084 at December 31, 2022 and 2021 respectively.

(4)	Included in ‘Non-current liabilities’ at the end of 2023, the Company had a $8,498 deferred income tax liability, compared to $2,921 as at December 31, 2022 and $2,557 as at December 31, 2021. The Company’s deferred tax liability is mainly driven by the income from its equity accounted investment in Juanicipio, and specific to the year ending December 31, 2023 by the renunciation of tax deductions related to the Company’s Flow-Through Shares financing partially offset by previous tax losses. In addition, ‘Non-current liabilities’ as at December 31, 2023 also included a $484 reclamation provision compared to $409 in both December 31 2022 and December 31, 2021.

(5)	The Company has not declared or paid dividends on its common shares, and has no intent on paying dividends in the immediate future, as it anticipates that funds and proceeds available will be used to maintain ongoing operations and generate growth opportunities for the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Selected Quarterly Information

The following table summarizes selected financial data for the Company’s eight most recently completed financial quarters. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto. All figures are reported in accordance with IFRS.

	2023				2022
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Income from equity accounted investment in Juanicipio (3)	21,069	13,692	22,419	7,919	2,877	11,781	12,347	13,762
Interest income (1)	726	663	641	564	295	216	18	101
Other income (4)	388	269	233	127	-	-	-	-
General and administrative expenses	2,995	4,094	3,233	3,272	3,797	3,003	3,282	2,270
Net income (loss) (2)	15,694	8,862	19,390	4,713	(825)	8,227	7,562	2,680
Net income (loss) per share	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03
Diluted net income (loss) per share	0.14	0.09	0.19	0.05	(0.01)	0.08	0.08	0.03

Notes:
(1)

The Company’s only source of interest income during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. Interest from the Juanicipio loans, where MAG owns a 44% interest, is recognized through MAG’s income from equity accounted investment in Juanicipio (see ‘Results of the Juanicipio’ above) as applicable.

(2)

Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results”. Net income was negatively impacted in Q1 2022 by a write-down of an exploration and evaluation asset for $10,471.

(3)

Income from equity accounted investment in Juanicipio is often materially affected by changes in volatile metal prices, start-up and ramp-up activities associated with mining and processing, non-cash deferred tax movements related to assets being brought into use as well as fluctuating feed grades as the operations approached steady state. Q4 2022 lower income in equity accounted investment in Juanicipio versus Q1-Q3 2022 is mainly due to a lower silver grade from tonnes processed, ranging between 19% and 30% against comparative period. Q2 through Q4 2023 higher incomes in equity accounted investment in Juanicipio is mainly due to processing of more mineralized material than in prior periods as the mine achieved nameplate production levels during the year (see ‘Results of Juanicipio’ above).

(4)

On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement of common shares in the capital of the Company issued on a “flow-through” basis within the meaning of the Income Tax Act (Canada) (the “Flow-Through Shares”), for which the Company recorded a $2,986 flow-through share premium liability. As eligible expenditures are incurred, the Company records associated amortization of flow-through share premium liability in other income.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

9.	REVIEW OF FINANCIAL RESULTS

Year Ended December 31, 2023 vs. Year Ended December 31, 2022

	December 31,	December 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	65,099	40,767
General and administrative expenses	(13,594)	(12,352)
General exploration and business development	(736)	(193)
Exploration and evaluation assets written down	-	(10,471)
Operating Income	50,769	17,751

Interest income	2,594	630
Other income	1,017	-
Foreign exchange loss	(144)	(366)
Income before income tax	54,236	18,015

Deferred income tax expense	(5,577)	(371)

Net income	48,659	17,644

Income from equity accounted investment in Juanicipio increased to $65,099 for the year ended December 31, 2023 (December 31, 2022: $40,767), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

General and administrative expenses increased to $13,594 during the year ended December 31, 2023 (December 31, 2022: $12,352) due to:

●	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($687);
●	increase in management compensation and consulting fees to $4,985 (December 31, 2022: $4,648) mainly due to recruiting and executive search fees;
●

increase in general office expenses to $847 (December 31, 2022: $503) mainly a result of $48 commitment fee being incurred on the Company’s undrawn Credit Facility, and higher public corporate services and IT support costs.

●

increase in depreciation and amortization expense to $352 (December 31, 2022: $136) mainly due to Juanicipio achieving commercial production in June 2023, resulting in recording amortization of accumulated capitalized Juanicipio oversight expenditures;

●	increase in legal fees to $433 (December 31, 2022: $244) mainly associated with securities and US legal advice;
●	increase in travel fees to $296 (December 31, 2022: $160) as a result of travel resuming to pre-pandemic levels.

 Offset by;

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	decrease in insurance expenses to $1,466 (December 31, 2022: $2,024) as a result of lower insurance premiums negotiated;
●	decrease in share-based compensation to $2,894 (December 31, 2022: $3,250) mainly due to the reassessment of certain long term incentive units granted to employees of the Company.

General exploration and business development expenses increased to $736 during the year ended December 31, 2023 (December 31, 2022: $193) due to property holding costs consisting mainly of legal, licence renewal, and storage fees.

Exploration and evaluation assets written down of nil during the year ended December 31, 2023. The $10,471 recorded during the year ended December 31, 2022, pertains to the Black Hills land claim package, where the Company wrote-down the full carrying amount.

Interest income increased to $2,594 during the period ended December 31, 2023 (December 31, 2022: $366) as a result of higher cash balances and interest rates compared to the comparative period.

Other income of $1,017 during the period ended December 31, 2023 (December 31, 2022: nil) is attributable to the amortization of the flow-through share premium liability.

Deferred income tax expense of $5,577 during the year ended December 31, 2023 (December 31, 2022: $371) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, and the renunciation of tax deductions related to the Company’s Flow-Through Shares financing which were partially offset by previous tax losses.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

	December 31,	December 31,
	2023	2022
	$	$

Net income	48,659	17,644

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on equity securities	(3)	(57)
Deferred tax benefit	-	7
Other comprehensive loss	(3)	(50)
Total comprehensive income	48,656	17,594

In other comprehensive (loss) income during the year ended December 31, 2023, MAG recorded an unrealized mark-to-market loss of $3 (net of $0 deferred tax benefit) (December 31, 2022: $50 mark-to-market loss, net of $7 deferred tax benefit) on equity securities.

Three months ended December 31, 2023 vs. Three months ended December 31, 2022

	December 31,	December 31,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	21,069	2,877
General and administrative expenses	(2,995)	(3,797)
General exploration and business development	(126)	(82)
Operating income (loss)	17,948	(1,002)

Interest income	726	295
Other income	388	-
Foreign exchange gain	60	37
Income (loss) before income tax	19,122	(670)

Deferred income tax (expense) benefit	(3,428)	(155)

Net income (loss)	15,694	(825)

Income from equity accounted investment in Juanicipio increased to $21,069 during the three months ended December 31, 2023 (three months ended December 31, 2022: $2,877), representing the Company’s 44% equity interest in the Juanicipio Mine and is discussed above on a 100% basis in ‘Results of Juanicipio’.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

General and administrative expenses decreased to $2,995 during the three months ended December 31, 2023 (three months ended December 31, 2022: $3,797) due to:

●	decrease in share-based compensation to $297 (three months ended December 31, 2022: $932) mainly due to a performance share units (“PSU”) grant performance assessment resulting in only 46% vesting;
●	decrease in management compensation and consulting fees to $1,036 (December 31, 2022: $1,668) mainly due to payroll related expenditures;

 Offset by;

●	Juanicipio oversight costs now being expensed through profit and loss subsequent to the declaration of commercial production at Juanicipio in June 2023 ($355).

Interest income increased to $726 (three months ended December 31, 2022: $295) as a result of higher cash balance and interest rates compared to the comparative period.

Other income of $388 during the three months ended December 31, 2023 (three months ended December 31, 2022: nil) is attributable to the amortization of the flow-through share premium liability.

Deferred income tax expense of $3,428 during the three months ended December 31, 2023 (three months ended December 31, 2022: $155) is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company, and the renunciation of tax deductions related to the Company’s flow-through shares financing which were partially offset by previous tax losses.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

10.	FINANCIAL POSITION

The following table summarizes MAG’s financial position as at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash	68,707	29,955
Other current assets	3,346	1,940
Total current assets	72,053	31,895
Non-current assets
Deferred financing fees	909	-
Investments	8	11
Investment in Juanicipio	394,622	338,316
Exlporation and evaluation assets	52,637	37,259
Property and equipment	301	348
	448,477	375,934
Total assets	520,530	407,829
Liabilities
Current liabilities	4,791	2,663
Non-current liabilities	8,982	3,470
Total liabilities	13,773	6,133
Total equity	506,757	401,696
Total liabilities and equity	520,530	407,829

Cash totalled $68,707 as at December 31, 2023 compared to $29,955 at December 31, 2022, with the increase primarily attributable to proceeds received from a bought deal public offering that closed on February 7, 2023 and a flow-through bought deal private placement that closed on February 16, 2023 as referred to below in ‘Cash Flows - Financing Activities’, and $33,354 of Juanicipio loan repayments and interest received, offset by a $24,992 cash call from Juanicipio as referred to below in ‘Cash Flows - Investing Activities’ and above in ‘Investment in Juanicipio’.

Other current assets as at December 31, 2023 include accounts receivable of $1,559 (December 31, 2022: $708) and prepaid insurance and other prepaid expenses of $1,787 (December 31, 2022: $1,232). Accounts receivable are comprised primarily of a receivable from Juanicipio related to interest on MAG’s shareholder loan advances (see ‘Related Party Transactions’ below).

The equity accounted investment in Juanicipio balance increased from $338,316 at December 31, 2022 to $394,622 at December 31, 2023 and reflects MAG’s share of earnings from Juanicipio and its ongoing equity accounted investment in Juanicipio, as discussed below in ‘Company’s investment in Juanicipio’.

Exploration and evaluation assets as at December 31, 2023 increased to $52,637 (December 31, 2022: $37,259) reflecting exploration expenditures incurred on the Deer Trail Project ($7,750) and Larder Project ($7,628) in 2023.

Current liabilities as at December 31, 2023 increased to $4,791 (December 31, 2022: $2,663) driven by a $1,969 flow-through premium liability (December 31, 2022: nil).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Non-current liabilities of $8,982 as at December 31, 2023 (December 31, 2022: $3,470) includes the non-current portion of the lease obligation of nil (December 31, 2022: $140), $484 for a reclamation provision (December 31, 2022: $409), and a deferred income tax liability of $8,498 (December 31, 2022: $2,921). The latter is primarily driven by the income from the equity accounted investment in Juanicipio recognized by the Company.

Company’s investment in Juanicipio

The following table provides a summary of the Company’s investment relating to its interest in Juanicipio for the years ended December 31, 2023 and 2022:

	December 31,	December 31,
	2023	2022
	$	$
Balance, beginning of year	338,316	291,084
Juanicipio oversight expenditures incurred 100% by MAG	384	719
Amortization of Juanicipio's oversight expenditures incurred 100% by MAG	(305)	-
Loan repayment from Juanicipio	(25,714)	-
Cash contributions and advances to Juanicipio	24,992	8,140
Total for the year	(642)	8,859
Income from equity accounted Investment in Juanicipio	65,099	40,767
Interest earned, net of recontributions, reclassified to accounts receivable	(8,150)	(2,394)
Balance, end of year	394,622	338,316

During the five months ended May 31, 2023 in the run up to the declaration of commercial production at Juanicipio, the Company incurred Juanicipio oversight expenditures of $384 (year ended December 31, 2022: $719), and following the declaration of commercial production, started expensing future Juanicipio oversight expenditures and recording amortization of accumulated capitalized Juanicipio oversight expenditures.

During the year ended December 31, 2023, the Company recognized amortization of $305 (year ended December 31, 2022: nil). The Company made cash advances of $24,992 to Juanicipio during Q1 2023 to extinguish substantial tax and mining duty obligations in Mexico (year ended December 31, 2022: $8,140). Of the $24,992 cash contributions and advances made to Juanicipio during the year ended December 31, 2023, $22,726 was in the form of loans whereas $2,276 was in the form of equity (December 31, 2022: $8,140 in the form of loans). Additionally, during the year ended December 31, 2023, a $7,251 loan to Juanicipio was converted into equity (December 31, 2022: nil). During 2023, with Juanicipio reaching nameplate capacity and generating free cash flow, $33,353 was returned to MAG comprising $25,714 of loan principal repayments and $7,639 of interest on loans.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

11.	CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the years ended December 31, 2023 and 2022:

	For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Operating activities before movements in non-cash
working capital	(8,094)	(9,127)
Movements in non-cash working capital	(851)	409
Operating activities	(8,945)	(8,718)
Investing activities	(7,243)	(18,895)
Financing activities	54,955	928

Effect of exchange rate changes on cash	-	(108)
Decrease in cash during the year	38,767	(26,793)
Cash, beginning of year	29,955	56,748
Cash, end of year	68,722	29,955

Operating Activities

During the year ended December 31, 2023 MAG used $8,945 in cash for operations (December 31, 2022: $8,718) due to the payment of corporate office expenses. The decrease in cash used for operations was largely driven by severance payments made to a previous executive of the Company in 2022 as well as lower insurance premiums achieved in 2023.

Investing Activities

During the year ended December 31, 2023 cash used in investing activities amounted to $7,243 (December 31, 2022: cash used $18,895). The decrease in cash used in investing activities was driven by loan and interest repayments from Juanicipio of $33,354 (December 31, 2022: $3,564) offset by cash contributions to Juanicipio of $24,992 (December 31, 2022: $8,140). Additionally, $15,900 was used in exploration and evaluation expenditures across the Deer Trail and Larder Projects (December 31, 2022: $12,000).

Financing Activities

On February 7, 2023, the Company closed a $42,558 bought deal public offering and issued 2,905,000 common shares at a price of $14.65 per common share. On February 16, 2023, the Company closed a $17,133 (C$23,024) bought deal private placement and issued 969,450 Flow-Through Shares at a price of $17.67 (C$23.75) per Flow-Through Share. Share issuance costs for both equity financings amounted to $3,942 yielding net proceeds of $55,749.

In addition, during 2023 the Company spent $993 in deferred financing costs to set up its new Bank of Montreal Credit Facility which concluded on October 4th, 2023 (see ‘Liquidity and Capital Resources’ below).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

12.	NON-IFRS MEASURES

The Company has included certain non‐IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision‐making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Juanicipio does not calculate this information for use by both shareholders (Fresnillo 56%, and MAG 44%), rather it is calculated by the Company solely for the Company’s own disclosure purposes and may differ from the non-IFRS measures calculated and presented by Fresnillo.

Operating cash cost per ounce and cash cost per ounce

The Company has included the non-IFRS performance measures of operating cash cost per ounce and cash cost per ounce on a by‐product basis throughout this MD&A. In the gold and silver mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non‐regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold and silver mining companies. Management uses operating cash cost per ounce and cash cost per ounce to monitor the operating performance of Juanicipio. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash cost and cash cost per ounce differently.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of operating cash cost and cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Production cost as reported	46,100	15,877	171,830	61,985
Depreciation on inventory movements	(1,120)	1,524	(3,919)	5,551
Adjusted production cost	44,979	17,401	167,911	67,536
Treatment, refining, and other processing costs	11,723	11,573	50,185	42,722
By-product revenues (2)	(42,523)	(16,220)	(130,016)	(69,736)
Total operating cash costs (1)	14,180	12,754	88,080	40,522
Extraordinary mining and other duties	1,413	73	4,945	349
Total cash costs (1)	15,594	12,827	93,025	40,871
Silver ounces sold	4,150,584	1,825,680	15,317,765	8,697,372
Operating cash cost per silver ounce sold ($/ounce)	3.42	6.99	5.75	4.66
Cash cost per silver ounce sold ($/ounce)	3.76	7.03	6.07	4.70

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for total operating cash costs and total cash costs together with their associated per unit values are not directly comparable.

(2)	By-product revenues relates to the sale of other metals contained in the lead and zinc concentrates produced and delivered, namely gold, lead, and zinc.

All-in sustaining cost per ounce

In June 2013, the World Gold Council, a non‐regulatory association of many of the world’s leading gold mining companies was established to promote the use of gold to industry, provided guidance for the calculation of “all‐in sustaining cost per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining and producing an ounce of gold. The Company, in applying the same methodology for its silver production, has adopted the reporting of “all‐in sustaining cost per silver ounce”, which is a non‐IFRS performance measure. The Company believes that the all‐in sustaining cost per silver ounce measure provides additional insight into the costs of producing silver by capturing all of the expenditures required for the discovery, development and sustaining of silver production and allows the Company to assess Juanicipio’s ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate Juanicipio’s performance and ability to generate cash flow, distribution of which is subject to the terms of the Juanicipio shareholders’ agreement. Other companies may calculate all‐in sustaining cost per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All‐in sustaining costs adjust “Total cash costs” for general and administrative expenses (“G&A expenses”), exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs. Exploration expenditures (sustaining in nature), sustaining capital expenditures, sustaining lease payments and interest expense, and accretion on closure and reclamation costs are not line items on Juanicipio’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine silver ounce production at a mine site.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining capital expenditures exclude all expenditures at Juanicipio which are deemed expansionary in nature, see reconciliation below. Accretion on reclamation and closure costs represents the growth in Juanicipio’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of closure and reclamation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Juanicipio’s results as disclosed in the notes to the 2023 Financial Statements.

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$, except per ounce amounts)	2023	2022	2023	2022
Total cash costs	15,594	12,827	93,025	40,871
General and administrative expenses	9,653	4,336	18,768	8,436
Exploration	1,454	2,155	7,575	7,824
Sustaining capital expenditures	10,992	11,940	37,728	25,268
Sustaining lease payments	304	209	856	854
Interest on lease liabilities	(17)	(5)	(48)	(23)
Accretion on closure and reclamation costs	61	59	247	232
All-in sustaining costs (1)	38,041	31,522	158,151	83,463
Silver ounces sold	4,150,584	1,825,680	15,317,765	8,697,372
All-in sustaining cost per silver ounce sold ($/ounce)	9.17	17.27	10.32	9.60
Average realized price per silver ounce sold ($/ounce)	24.14	22.59	23.66	21.70
All-in sustaining margin ($/ounce)	14.97	5.32	13.34	12.10
All-in sustaining margin	62,146	9,713	204,306	105,259

(1)

As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.

For the three months and year ended December 31, 2023 the Company incurred corporate G&A expenses of $2,844 and $13,242 respectively (three months and year ended December 31, 2022: $3,763 and $12,216 respectively), which exclude depreciation expense.

The Company’s attributable silver ounces sold for the three months and year ended December 31, 2023 were 1,826,257 and 6,739,817 respectively (three months and year ended December 31, 2022: 803,299 and 3,826,844 respectively), resulting in additional all‐in sustaining cost for the Company of $1.56/oz and $1.96/oz respectively (three months and year ended December 31, 2022: $4.68/oz and $3.19/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table reconciles sustaining capital expenditures (including exploration expenditures) to cash flow used in investing activities of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Cash used in investing activities - Juanicipio	21,741	34,736	83,393	155,758
Less:
Development expenditures (1)	(8,983)	(31,553)	(37,112)	(123,432)
Capitalized shareholder loan interest	-	(672)	-	(3,587)
Change in A/P and deposits related to capital expenditures not included in AISC	(313)	11,584	(979)	4,354
Total sustaining capital expenditures (including exploration) (1)	12,445	14,095	45,303	33,092
Less capitalized exploration expenditures	(1,454)	(2,155)	(7,575)	(7,824)
Total sustaining capital expenditures (1)	10,992	11,940	37,728	25,268

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for sustaining and development capital expenditures are not directly comparable.

EBITDA and Adjusted EBITDA

Earnings before interest, tax, depreciation and amortization (“EBITDA”) provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non‐recurring items and non‐cash items and includes the calculated Adjusted EBITDA of Juanicipio. Other companies may calculate EBITDA and Adjusted EBITDA differently.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the 2023 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Net income after tax	15,694	(825)	48,659	17,644
Add back (deduct):
Taxes	3,428	155	5,577	371
Depreciation and depletion	151	34	352	136
Finance costs (income and expenses)	(1,174)	(332)	(3,467)	(264)
EBITDA (1)	18,099	(968)	51,121	17,887
Add back (deduct):
Adjustment for non-cash share-based compensation	297	932	2,894	3,250
Exploration property write-down	-	-	-	10,471
Share of net earnings related to Juanicipio	(21,069)	(2,877)	(65,099)	(40,767)
MAG attributable interest in Junicipio Adjusted EBITDA	32,460	12,871	108,564	65,403
Adjusted EBITDA (1)	29,787	9,958	97,480	56,244

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table reconciles Juanicipio’s EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2023 and 2022 to the results of Juanicipio as disclosed in Note 9 to the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Juanicipio net income after tax	43,274	5,243	129,428	90,247
Add back (deduct):
Juanicipio taxes	3,940	6,247	27,381	26,348
Juanicipio depreciation and depletion	21,474	5,861	68,475	20,913
Juanicipio finance costs (income and expenses)	5,132	8,244	21,461	7,458
Juanicipio EBITDA (1)	73,820	25,596	246,745	144,966
Add back (deduct):
Fixed asset write-down	(47)	3,657	(9)	3,676
Juanicipio adjusted EBITDA (1)	73,772	29,252	246,736	148,642
MAG's attributable interest in Juanicipio adjusted EBITDA	32,460	12,871	108,564	65,403

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

While the above figures reflect an estimate of the Company’s “attributable interest” in adjusted EBITDA generated from Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Free Cash Flow

The Company uses the financial measure free cash flow, which is a non-IFRS financial measure, to supplement information in its audited consolidated financial statements. Free cash flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate Juanicipio’s performance with respect to its operating cash flow capacity to meet non‐discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flow from operating activities of Juanicipio adjusted for cash flows associated with sustaining and non‐sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in Note 9 of the 2023 Financial Statements.

	Three months ended December 31,		Year ended December 31,
(in thousands of US$)	2023	2022	2023	2022
Cash flow from operating activities	84,038	7,624	145,064	129,261
Less:
Cash flow used in investing activities	(21,741)	(34,736)	(83,393)	(155,758)
Sustaining lease payments	(304)	(209)	(856)	(854)
Juanicipio free cash flow (1)	61,993	(27,321)	60,814	(27,351)

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

While the above figures reflect free cash flow generated at Juanicipio, cash and cash equivalents held by Juanicipio are not within the Company’s exclusive control as the distribution of cash from Juanicipio is at the discretion of Fresnillo subject to the provisions in the Juanicipio shareholders’ agreement.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

13.	LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2023, MAG had working capital (current assets less current liabilities) of $67,262 (December 31, 2022: $29,232) including cash of $68,707 (December 31, 2022: $29,955) and no long-term debt. At December 31, 2023, Juanicipio had working capital of $86,336 (December 31, 2022: negative working capital of $1,395) including cash of $42,913 (December 31, 2022: $1,102) (MAG’s attributable share is 44%). Future liquidity may depend upon the Company’s ability to repatriate capital from Juanicipio, arrange debt or additional equity financing.

Revolving Credit Facility

In October 2023 the Company entered into a $40,000 senior secured revolving Credit Facility with the Bank of Montreal. There is a provision for an accordion feature whereby, upon request, the facility may be increased to $75,000 any time prior to the maturity date, at the discretion of the lender. The Credit Facility will bear interest on a sliding scale of SOFR or the lenders Base Rate on US Dollar commercial loans plus an applicable margin on a sliding scale of between 200 and 400 basis points based on the Company’s leverage ratio. Interest incurred on drawn amounts is to be paid quarterly. Commitment fees on the undrawn portion of the facility are calculated on a similar sliding scale of between 50 and 75 basis points, and are also to be paid on a quarterly basis. The term of the facility is 34 months, maturing on August 4, 2026, at which date any drawn amount is required to be paid back in full. All debts, liabilities and obligations under the facility are guaranteed by the Company's material subsidiaries and secured by assets of the Company including the pledge of a material subsidiary. The facility includes a number of customary covenants (liquidity, leverage, tangible net worth) and conditions including limitations on acquisitions and investments (excluding exploration and capital expenditures) funded using cash with no limitations when equity is used as a funding source. As at December 31, 2023, the Company is in compliance with all applicable covenants.

As of December 31, 2023, the Company has not drawn down any funds from its revolving Credit Facility, and as a result expensed $48 of commitment fees. Expenditures of $993 related to this debt facility have been capitalized to deferred financing fees, of which $84 has been amortized for the year ended December 31, 2023.

As of December 31, 2023, the Company does not have any drawn long-term debt and is not subject to any externally imposed capital requirements.

Miscellaneous Expenditures

Aside from its investment in Juanicipio, the Company maintains a corporate office and undertakes other exploration activities, for which the Company estimates it has the ability to fund the next 12 months of expenditures. The Company may, in the future, need to raise additional capital in order to meet these funding requirements. Accordingly, future liquidity may depend upon the Company’s ability to arrange additional debt or additional equity financings.

Expected Use of Proceeds and Financings

The Company closed a $42,558 bought deal public offering on February 7, 2023 and issued 2,905,000 common shares, including 170,000 common shares issued upon the partial exercise of the over-allotment option, at a price of $14.65 per common share. A reconciliation of the expected use of net proceeds disclosed in the Company’s short form prospectus dated February 2, 2023 against the actual use of net proceeds as at December 31, 2023 is as follows:

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Description	Estimated Amount ($)	Expended Amount ($)
Exploration expenditures related to Juanicipio, the Deer Trail Project and other projects	17,600	9,447(1)
Development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio	14,200	-
Working capital and general corporate purposes	11,700	7,990 (2)
Variance in previously disclosed expected use of proceeds (3)	-	16,432
Total	43,500	33,869

(1)	The Company anticipates $8,153 of the remaining proceeds from the offering will be allocated to exploration expenditures, aligned with previously disclosed expectations.

(2)	The Company anticipates $1,478 of the remaining proceeds from the offering will be allocated to working capital and general corporate purposes.

(3)

All proceeds from the offering previously expected to be applied to development and sustaining capital expenditures not included in the estimated initial project capital related to Juanicipio, and $2,232 expected to be applied to working capital and general corporate purposes, were subsequently re-allocated to contribute to the extinguishment of substantial tax and mining duty obligations of Juanicipio in Mexico.

As noted above in ‘Cash Flows’, MAG expended $15,862, net of $5,835 flow-through eligible expenditures at the Larder Project (year ended December 31, 2022: $14,671), on its exploration and evaluation properties (excluding Juanicipio’s exploration expenditures as directly funded by Juanicipio) in the year ended December 31, 2023, corresponding to the exploration expenditures in the first category in the tables above (November 2021 bought deal: nil remaining; February 2023 bought deal: $8,153 remaining), and MAG used $8,272 (year ended December 31, 2022: $8,718) during the year ended December 31, 2023 for operations corresponding to the working capital and general corporate purposes above.

In March 2023, MAG advanced $24,992 (December 2022: $8,140) to Juanicipio and estimates that the full amount was used to extinguish substantial tax and mining duty obligations not included in the initial project capital, constituting a re-allocation in the initially anticipated use of funds of $14,200 and $2,232 previously disclosed in the second category (November 2021 bought deal: nil remaining; February 2023 bought deal: nil remaining) and third category (November 2021 bought deal: nil remaining; February 2023 bought deal: $1,478 remaining) respectively, of the foregoing tables. Given the variances mentioned above, the Company does not expect any adverse impact on its ability to achieve business objectives and milestones.

Additionally, the Company closed a $17,133 (C$23,024) bought deal private placement on February 16, 2023 and issued 969,450 Flow-Through Shares, including 126,450 Flow-Through Shares issued upon the full exercise of a 15% over-allotment option at a price of $17.67 (C$23.75) per Flow-Through Share. Total proceeds are intended for the Larder Project, whereby plans were executed and are being finalized for exploration programs in 2023 and 2024. As at December 31, 2023, the Company incurred $5,835 of eligible spend at the Larder Project ($11,298 remaining).

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Other than as set forth above, it is expected that the full use of proceeds from each of the above noted offerings, once expended, will align with the above estimates, and the actuals will be reported in future MD&A, however, there can be no assurances that the above objectives will be completed as circumstances may change and a reallocation of the funds may be necessary in order for the Company to achieve its stated business objectives.

14.	CONTRACTUAL OBLIGATIONS

The following table discloses the contractual obligations of MAG and its subsidiaries as at December 31, 2023 for committed exploration work and other committed obligations.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	$	$	$	$	$
Minera Juanicipio (1)	-	-	-	-	-
Consulting contract commitments	857	307	550	-	-
Total Obligations and Commitments (2)	857	307	550	-	-

1)

According to the operator, Fresnillo, as at December 31, 2023, contractual commitments including project development and for continuing operations and purchase orders issued for project capital, sustaining capital, and continuing operations total $13,779 (December 31, 2022: $47,809) with respect to Juanicipio, both on a 100% basis.

2)

The Company also has discretionary commitments for property option payments and exploration expenditures as outlined in Note 10 of the 2023 Financial Statements. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

Other than as disclosed above, there were no material changes in the specified contractual obligations of the Company during the year ended December 31, 2023.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

15.	SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at March 18, 2024, the following common shares, stock options, replacement stock options and warrants, restricted share units, PSUs, and deferred share units were outstanding:

	Number of shares	Exercise Price (in Canadian dollars) or Conversion Ratio	Remaining Life
Common shares	102,979,555	n/a	n/a
Stock options	1,187,371	C$13.46 – C$23.53	0.28 to 4.25 years
Replacement stock options	11,692	C$21.40 – C$25.80	0.05 to 0.62 years
Performance Share Units (“PSUs”) (1)	280,544	1:1 (1)	1.16 to 4.25 years
Restricted Share Units(“RSUs”)	98,255	1:1	0.28 to 4.25 years
Deferred Share Units (“DSUs”) (2)	509,466	1:1	n/a (2)
Fully Diluted	105,066,883

(1) Includes 60,297 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU vesting range from 10,541 PSUs to 110,052 PSUs.

(2) To be share settled, but no common shares are to be issued in respect of a participant in MAG’s deferred share unit plan prior to such eligible participant’s termination date.

16.	OTHER ITEMS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local community, or “local ejido”.

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Cyber Security

The Company’s operations depend, in part, on the efficient operation and management of the Company’s information technology and operational systems in a secure manner that minimizes cyber risks.  A breach of the Company’s systems could have a material adverse impact on the Company, its operations and reputation.

There has been an increase in cyber security incidents globally over the past several years and this trend is expected to continue and intensify as global reliance on technology continues to increase. The Company has programs and strategies in place that are designed to mitigate the risk of cyber-attacks and to allow the Company to recover from cyber security incidents as rapidly as possible should one occur. The Company monitors, assesses and works to improve the effectiveness of its technology programs and strategies, taking into account best industry practices. The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Company has policies and programs in place to manage cyber risks. Such programs focus primarily on the following:

●	protecting the Company’s assets from cyber-attacks and safeguarding sensitive information;
●	improving cyber security protection, detection, incident response and recovery capabilities to minimize impact of adverse cyber events;
●	adopting practices to reduce third-party cyber security risks;
●	ongoing cyber security awareness in the workforce and the annual distribution of an information technology security policy;
●	quarterly briefings by senior management of the Company to the Audit Committee on information security matters; and
●	embedding security by design across the Company to proactively assess and manage cyber risk.

The above policies and programs are subject to oversight by the Company’s management team and Board. The Audit Committee, which is comprised entirely of independent directors, has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to information security.

There is no assurance that the Company’s policies and programs will be sufficient to eliminate the risk of cyber-attack nor to protect the Company’s assets or operations.

17.	TREND INFORMATION

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have a material adverse impact on the Company’s operations and market value.

The Company is exposed to global and localized inflation which continues to be impacted by the ongoing Russia-Ukraine and Israel-Hamas conflicts, supply chain disruptions and rising interest rates.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG’s liquidity is affected by the results of its own acquisition, exploration and advancement of mineral projects activities. The acquisition or discovery of an economic mineral deposit on one of its mineral property interests may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies is at times challenging in public markets, which could limit the Company’s ability to meet its objectives.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Obtaining exploration permits in all the jurisdictions in which the Company operates, often encounters First Nations, and other forms of community resistance. Likewise, surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo project. Any further challenge to the access or exploration of any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenges and, if a challenge is successful, the Company’s interest in a property could be materially adversely affected.

On March 28, 2023, a legislative initiative aimed at amending multiple legal codes, inclusive of the Mexican Federal Mining Law (the “Federal Mining Law”), was presented to the Mexican Congress by the President of Mexico. The proposed amendments pertain to, among other matters, granting of future mining permits and transfer of permits, shortening concession life, granting of future water permits, mine reclamation, profit-sharing requirements to distribute at least 7% of profits to local indigenous communities and management of mine waste. This initiative underwent a series of reviews and modifications, culminating in preliminary approval by the lower house of Congress, the Chamber of Deputies, on April 20, 2023. On April 29, 2023, the Mexican Senate approved the legislation. The amendments were approved by Mexico’s Federal Executive Branch and published in the Official Gazette of the Mexican Federation on May 8, 2023 bringing the amendments into law on May 9, 2023. The Company is conducting a thorough review and evaluation of potential implications specifically concerning our 44% interest in Juanicipio, including the treatment of concessions issued under previous legislation. Numerous legal challenges to the legality and constitutionality of several aspects of these changes have been filed with various Mexican courts and are pending adjudication. Juanicipio is committed to monitoring these judicial proceedings with the utmost attention.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, demands, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

18.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and incorporated by reference herein.

The Credit Facility includes certain customary restrictive covenants. The Company does not currently anticipate any significant risk in complying with the financial ratios or financial covenants contained in the Credit Facility. However, if the current facts and circumstances faced by the Company were to change due to unexpected operational issues or due to other factors beyond the Company’s control, such changes could result in the Company being subject to certain restrictions under, or being found in default of, the Credit Facility. Future exploration work and development of the properties in which the Company has an interest may depend upon the Company’s ability to repatriate capital from its interest in the Juanicipio Mine, obtain financing through joint venturing of projects, raise additional debt or equity finance, maintain the Credit Facility or raise financing though other means. Failure to obtain access to such financing on a timely basis may have an adverse impact on the business of the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

In addition, the Company is exposed to a variety of financial instrument-related risks in the normal course of operations. The Company’s financial instruments include cash, accounts receivable, investments, trade and other payables and a lease obligation. A discussion with respect to the fair value of such instruments is included in Note 15 of the 2023 Financial Statements. The Company examines the various financial instrument related risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk and interest rate risk. Management’s objectives, policies and procedures for managing these risks are disclosed in Note 15 of the 2023 Financial Statements.

19.	OFF-BALANCE SHEET ARRANGEMENTS

MAG has no off-balance sheet arrangements.

20.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a field services agreement, whereby it has contracted administrative and exploration services in Mexico with Minera Cascabel, S.A. de C.V. (“Cascabel”) and International Mineral Development and Exploration Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition and discovery of the Juanicipio property.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the years ended December 31, 2023 and 2022, the Company incurred expenses with Cascabel and IMDEX as follows:

	December 31,	December 31,
	2023	2022
	$	$
Fees related to Dr. Megaw:
Exploration and marketing services	393	372
Travel and expenses	39	30
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	55	54
Field exploration services	180	165
Share-based payments (non-cash)	443	456
	1,110	1,077

All transactions are incurred in the normal course of business and are negotiated on arm’s length terms between the parties for all services rendered. A portion of the expenditures are incurred on the Company’s behalf and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The details of the Company’s significant subsidiary and controlling ownership interests are as follows:

Name	Country of Incorporation	Principal Asset	MAG’s effective interest
			2023(%)	2022 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this section.

As at December 31, 2023, Fresnillo and the Company have advanced, on a net basis, $214,586 as shareholder loans (MAG’s 44% share $94,414) to Juanicipio, bearing interest at 1 and 6 month SOFR + 2%. From January 2022, with the mine being brought into commercial production, a portion of the interest incurred by Juanicipio was expensed whereas the remainder, pertaining to the processing facility, continued to be capitalized. From January 2023 with the commencement of commissioning of the processing facility at Juanicipio, all of the interest is expensed. Interest recorded by Juanicipio for the year ended December 31, 2023 totalling $8,150 (year ended December 31, 2022: $1,058) has therefore been included in MAG’s income from its equity accounted investment in Juanicipio.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

During the year ended December 31, 2023 and December 31, 2022, compensation of key management personnel (including directors) was as follows:

		For the year ended
	December 31,	December 31,
	2023	2022
	$	$
Salaries and other short term employee benefits	1,949	2,075
Severance paid to a former executive	-	382
Share-based payments (non-cash)	2,532	1,774
	4,481	4,231

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the Chief Sustainability Officer.

21.	CRITICAL ACCOUNTING JUDGMENTS, SIGNIFICANT ESTIMATES AND ASSUMPTIONS

(a)	Significant judgements

In preparing the consolidated financial statements, the Company makes judgments when applying its accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below.

(i)	Equity investments

In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

●	The purpose and design of the investee entity.
●	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
●	The size of the company’s equity ownership and voting rights, including potential voting rights.
●	The size and dispersion of other voting interests, including the existence of voting blocks.
●

Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

●	Other relevant and pertinent factors.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in Note 3 of the 2023 Financial Statements. If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in Note 3 of the Financial Statements. If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in Note 3 of the 2023 Financial Statements.

(ii)	Impairment of non-current assets

Non-current assets are tested for impairment at the end of each reporting year if, in management’s judgement, there is an indicator of impairment. Management applies significant judgment in assessing whether indicators of impairment exist that would necessitate impairment testing. Internal and external factors, such as (i) changes in quantity of the recoverable resources and reserves; (ii) changes in metal prices, capital and operating costs and interest rates; and (iii) market capitalization of the Company compared to its net assets, are evaluated by management in determining whether there are any indicators of impairment. If there are indicators, management performs an impairment test on the major assets in this category.

In addition, the application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits are likely, either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether the technical feasibility and commercial viability of extracting a mineral resource is demonstrable. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the consolidated statements of income and comprehensive income in the year when the new information becomes available.

As at December 31, 2023 and December 31, 2022, the Company did not have any indicators of impairment.

(iii)	Commercial production

The determination of the date on which a mine enters the commercial production stage is a significant judgement as capitalization of certain costs ceases and the recording of expenses commences. In determining commercial production and when the mine and processing facility are available for use in the manner intended by management, the following factors are considered:

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	Operational commissioning of major mine and plant components is complete;
●	Intended operating results are being achieved consistently for a period of time (i.e. consistent level of throughput, sustained plant recovery levels, etc);
●	There are indicators that these operating results will be continued; and
●

Other factors are present, including one or more of the following: a significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Declaration of commercial production at Juanicipio

The Juanicipio mine and related mining infrastructure achieved commercial production on January 1, 2022. Following a successful commissioning period, the Juanicipio processing facility had been operating at approximately 85% of its nameplate of 4,000 tpd with silver recovery consistently above 88%. With all major construction activities completed and the Juanicipio mine, processing facility and other vital systems all operating in line with, or rapidly approaching design capacity, commercial production at the Juanicipio processing facility was declared effective June 1, 2023.

With the declaration of commercial production, Juanicipio began depreciating all assets related to processing and associated facilities. In addition, the Company commenced depreciating exploration expenditures at Juanicipio that were capitalized in accordance with the Company’s accounting policies as well as project oversight expenditures incurred by MAG (Note 9 of the 2023 Financial Statements).

(b)	Significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Information about assumptions and other sources of estimating uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months are outlined below.

(i)	Revenue

Revenue recorded at the Juanicipio Mine, which is reflected as a component in the Company’s consolidated statements of income and comprehensive income from its equity accounted investment in Juanicipio, is based on estimated metal quantities reflecting assay data and on provisional prices which will be trued up for final price and quantity in a later period.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

(ii)	Provision for reclamation

Management assesses the closure and reclamation obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in the jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the inflation and discount rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

(iii)	Contingent liabilities

The Company is subject to various tax, legal and other disputes, the outcomes of which cannot be assessed with a high degree of certainty. A liability is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions will only be resolved when one or more future events occur or fail to occur, which will bring resolution to their underlying cases. The assessment of such provisions inherently involves the exercise of significant judgment of the potential outcome of future events.

(iv)	Fair value measurement: share-based compensation

The Company uses valuation techniques (Note 3(m) of the 2023 Financial Statements) in measuring the fair value of equity-settled share-based payment awards, which requires the Company to make certain estimates, judgements, and assumptions in relation to the expected life, expected volatility, expected risk‐free rate, expected forfeiture rate, and expected future market conditions of the various equity based units, as applicable.

The fair value of stock options is estimated using the Black-Scholes option valuation model, and related required estimates, judgements, and assumptions include stock options expected life, expected volatility, expected risk‐free rate, and expected forfeiture rate. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model, projecting the performance of the Company and, if applicable, the relevant market index against which the Company’s performance is compared. In assessing the vesting of performance share units awarded with market price conditions the Company may be required to make certain estimates, judgements, and assumptions in relation with future market conditions. The fair value of performance share units with non-market performance conditions, restricted and deferred share units are based on the fair market value of a common share equivalent on the date of grant.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

22.	CHANGES IN ACCOUNTING STANDARDS

(a)	Accounting standards adopted during the year

During 2023, the Company adopted the following amendments to standards:

●

Amendments to IAS 12, Income Taxes (effective January 1, 2023) clarify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of the related asset and liability. The implementation of these amendments did not have a significant impact on the Company’s tax provision for its 2023 Financial Statements.

●

Amendments to IAS 12, International Tax Reform — Pillar Two Model Rules. The Company adopted amendments to IAS 12 Income taxes in response to the Organization for Economic Co-operation and Development's (OECD) Pillar Two model tax rules (also known as the Global Minimum Tax) adopted through amendments to IAS 12, International Tax Reform — Pillar Two Model Rules (effective January 1, 2023). The amendments provide that an entity has to disclose separately its current tax expense related to Global Minimum Tax as well as a mandatory temporary exception to the requirements regarding deferred tax assets and liabilities. The amendments also provide that in a year where the Global Minimum Tax legislation is enacted or substantively enacted, but not yet in effect, an entity discloses known or reasonably estimable information that helps users of financial statements understand the entity’s exposure to Global Minimum Tax arising from that legislation. The Company has applied the mandatory temporary exemption regarding deferred taxes. The adoption of these amendments did not have a material impact on these consolidated financial statements.

Except for amendments discussed above, and those standards or amendments to standards that were early adopted in a prior year, there were no new standards or amendments to standards effective January 1, 2023 that impacted the 2023 Financial Statements.

(b)	Accounting standards and amendments issued but not yet adopted

The Company has not applied the following amendments to standards that have been issued but are not yet effective:

●

Amendments to IAS 1, Presentation of Financial Statements. The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting year and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting year affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting years beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

There are no other IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the 2023 Financial Statements.

23.	CONTROLS AND PROCEDURES

The Company has filed certificates signed by the CEO and the CFO that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting as at December 31, 2023.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 through inquiry and review, as well as by drawing upon their own relevant experience. The CEO and the CFO have concluded that the Company’s disclosure controls and procedures are effective as at December 31, 2023.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The board of directors (the “Board”) approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The 2023 Financial Statements and MD&A for the year ended December 31, 2023 were approved by the Board on March 18, 2024. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Therefore, even those systems determined to be effective can provide only reasonable (not absolute) assurance that the objectives of the control system are met and as such, misstatements due to error or fraud may occur and not be detected. The CEO and CFO have designed the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The CEO and the CFO have concluded that the Company’s internal controls and procedures are effective as at December 31, 2023.

There have been no changes in internal controls over financial reporting during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

24.	ADDITIONAL INFORMATION

Additional information on the Company, including the Company’s most recent Annual Information Form is available for viewing under MAG’s profile on the SEDAR+ at www.sedarplus.ca and on SEC’s EDGAR website at www.sec.gov.

25.	CAUTIONARY STATEMENTS

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

●	statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
●	statements that address our expectations regarding exploration and drilling;
●	statements regarding production expectations and nameplate;
●	statements regarding the expected use of the Credit Facility;
●	statements regarding additional information from future drill programs;
●	statements regarding the expected timing and benefits of publishing a new technical report on the Juanicipio Mine;
●	estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates;
●	the estimation of Mineral Resources;
●	estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

●	the anticipated impact on the Company’s business and operations from the re-allocation of proceeds received from the Company’s recent public offerings;
●	expectations and estimates regarding use of proceeds;
●	the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
●	production rates, payback time, capital and operating and other costs, internal rate of return, anticipated life of mine, and mine plan;
●	the effects on the Company as a result of shifts in the price and market of silver;
●	mining methodology expectations;
●	distinctly different mineralization styles expectations;
●	expected upside from additional exploration;
●	expected results from Deer Trail Project Phase 3 drilling;
●	expected results from Larder Project at the Fernland, Cheminis and Bear zones;
●	expected capital requirements and sources of funding;
●	the effects of First Nations and other forms of community resistance on mining operations;
●	the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
●	the Company’s participation in equity investments;
●	statements regarding legal challenges to the amended Federal Mining Law;
●	statements regarding the Company’s ability to meet business objectives and milestones;
●	statements regarding the 2022 sustainability report, including the contents therein; and
●	other future events or developments.

When used in this MD&A, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this MD&A include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime and proposed amendments to applicable Mexican legislation, including the Federal Mining Law, MAG’s ability to obtain adequate financing, and outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Cautionary Note for United States Investors

Unless otherwise indicated, technical disclosure regarding the Company’s properties included or incorporated by reference herein, including all Mineral Resource estimates contained in such technical disclosure has been prepared in accordance with the requirements of NI 43-101 and the CIM Definition Standards. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this MD&A, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the Mineral Resource estimates under the standards adopted under the SEC Modernization Rules.

MAG SILVER CORP. Management’s Discussion & Analysis For the year ended December 31, 2023 (expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Mineral Resources

“Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility, although it is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.